September 30, 2025

Harry K. Sideris
Chief Executive Officer
Duke Energy Carolinas, LLC
525 South Tryon Street
Charlotte, North Carolina 28202

Michael P. Callahan
Manager, President, Chief Financial Officer and Treasurer
Duke Energy Carolinas SC Storm Funding LLC
525 South Tryon Street
Charlotte, North Carolina 28202

       Re: Duke Energy Carolinas, LLC
           Duke Energy Carolinas SC Storm Funding LLC
           Registration Statement on Form SF-1
           Filed September 9, 2025
           File Nos. 333-290125 and 333-290125-01
Dear Harry K. Sideris and Michael P. Callahan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Form of Prospectus
Security for the Storm Recovery Bonds
Pledge of Collateral, page 87

1. We note that, in addition to the recovery property, the bonds will also be secured by the collection account, relating to the Bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments,
 September 30, 2025
Page 2

       investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited
       thereto.    Please confirm whether any of the underlying collateral will consist of
       securities for purposes of Securities Act Rule 190.
Part II-Information Not Required in Prospectus
Item 14. Exhibits, page II-2

2.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Kayla Roberts at 202-551-3490
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance